TAHOE ANNOUNCES ELECTION OF DIRECTORS

VANCOUVER, British Columbia – May 3, 2017 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) is pleased to announce that the 10 nominees for the board of directors as listed in the Company’s 2017 Management Information Circular dated March 9, 2017, have been elected.

On Wednesday, May 3, 2017, at the Annual General Meeting (“AGM”) of shareholders in Vancouver, British Columbia, on a show of hands, Tahoe’s Board Chair declared that each of the following nominees was elected as a director: (Figures noted have been calculated based on the number of shares represented by proxies.)

Director’s Name	Votes For		Votes Against/Withheld
	Number	%	Number	%
Ronald W. Clayton	195,367,965	99.84	310,331	0.16
Tanya M. Jakusconek	194,478,452	99.39	1,199,844	0.61
Charles A. Jeannes	194,506,578	99.40	1,171,718	0.60
Drago G. Kisic	192,996,366	98.63	2,681,930	1.37
C. Kevin McArthur	188,177,343	96.17	7,500,953	3.83
Alan C. Moon	195,286,853	99.80	391,443	0.20
A. Dan Rovig	195,218,589	99.77	459,707	0.23
Paul B. Sweeney	195,199,841	99.76	478,455	0.24
James S. Voorhees	192,484,099	98.37	3,194,197	1.63
Kenneth F. Williamson	195,180,788	99.75	497,508	0.25

At the AGM, shareholders also voted to approve the appointment of Deloitte LLP as auditors of the Company. An advisory vote on Say on Pay was approved by shareholders, with votes for totaling 143,531,229 shares, representing 73.35% of shares voted.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:

Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298